

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 20, 2009

Via U.S. Mail and Fax (418-694-9120)
Mr. Robin Villeneuve
Chief Financial Officer
Virginia Mines Inc.
116 St. Pierre Street, Suite 200
City of Québec, Québec, Canada G1K 4A7

> **Re: Virginia Mines Inc.**
> **Form 40-F for the Fiscal Year Ended February 29, 2008**
> **Filed May 29, 2008**
> **Form 6-K for the Fiscal Quarter Ended November 30, 2008**
> **Filed January 14, 2009**
> **File No. 0-29880**

Dear Mr. Villeneuve:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director